Exhibit 12.1

Maxwell Technologies, Inc.

Ratio of Earnings to Fixed Charges

(in 000’s)

	Nine months ended September 30, 2006	Years Ended December 31,
		2005	2004	2003	2002	2001
Pre-tax earnings (loss) from continuing operations before fixed charges	$(16,923)	$(6,205)	$(9,096)	$(6,308)	$(37,254)	$14,814

Add:
Fixed charges:
Interest expense	1,193	140	76	225	237	500
Amortization of debt discount	2,712	100	—	—	—	—
Estimate of interest within operating leases	54	150	140	150	260	190

Total fixed charges	3,959	390	216	375	497	690

Subtract:
Interest capitalized	—	—	—	—	—	—

Total subtractions	—	—	—	—	—	—

Coverage deficiency	$12,964	$5,815	$8,880	$5,933	$36,757	N/A

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	22.47